Exhibit 99.3

English Translation

Equity Transfer Agreement

of

I-Mab Biopharma (Hangzhou) Co., Ltd.

February 6, 2024

Equity Transfer Agreement

of

I-Mab Biopharma (Hangzhou) Co., Ltd.

This Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd. (this “Agreement”) is entered into on February 6, 2024 (the “Execution Date”) in the People’s Republic of China (the “PRC”) by and among:

1.	I-Mab Biopharma Hong Kong Limited, a limited company duly incorporated and validly existing in accordance with the laws of the Hong Kong Special Administrative Region of the PRC with its registration number being 2400410 (the “Transferor”);

2.	Hangzhou Fushi Investment Management Partnership (L.P.), a limited partnership duly incorporated and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330102MA2AYYBD4Q (“Fushi Investment”);

3.	Shenzhen Qingsong Shengrui Investment Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91440300MA5FYAQD4R (“Qingsong Shenzhen”);

4.	Nanjing Qingsong Medical and Health Industry Investment Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91320113MA21DH7W5M (“Qingsong Nanjing”);

5.	Hangzhou Heda Bio-Pharmaceutical Venture Capital Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330101MA2AXNXM21 (“Heda Investment”);

6.	Xiamen Ronghui Derun Equity Investment Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91350211MA34071K50 (“Ronghui Derun”);

7.	Zhuzhou Guochuang Junyao Investment Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91430200MA4RGB014A (“Guochuang Junyao”);

8.	Ningbo Hanhai Qianyuan Equity Investment Fund Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330212MA2GW05H0A (“Hanhai Qianyuan”);

9.	Hangzhou Haibang Silicon Valley Capital Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330101MA2B02RD4R (“Haibang Yigu”);

10.	Shan Jialiang, a PRC citizen whose ID number is ***;

11.	Zhejiang Silk Road Industry Investment Fund Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330101MA28WHW02L (“Silk Road Fund”);

12.	Weixuchen (Shanghai) Venture Capital Incubator Co., Ltd., a limited liability company duly incorporated and validly existing in accordance with the laws of the PRC with its unified social credit code being 91310115MACRD71XXB (“Weixuchen”);

13.	Tianjin Huatian Enterprise Management Consulting Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91120118 MA0727C0X0 (“Huatian Qiguan”);

14.	Wang Xinfei, a PRC citizen whose ID number is *** (together with Fushi Investment, Qingsong Shenzhen, Qingsong Nanjing, Heda Investment, Ronghui Derun, Guochang Jun Yao, Hanhai Qianyuan, Haibang Yigu, Shan Jialiang, Silk Road Fund, Weixuchen and Huatian Enterprise, collectively, the “Series A Investors”);

15.	Hangzhou Yijing Biotechnology Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the Laws of the PRC with its unified social credit code being 91330100MA2HY0AEXX (“Hangzhou Yijing”);

16.	Hangzhou Lanjing Biotechnology Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330100MA2HY07T3Q (“Hangzhou Lanjing”);

17.	Pingtan Wenzhouruihe Investment Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91350128MA8TQEYH30 (“Pingtan Wenzhouruihe”);

18.	Huzhou Jingyun Equity Investment Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330501MA2JL1G07W (“Huzhou Jingyun”);

19.	Pingtan Wenzhouruizhi Investment Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91350128MA8TQFP85C (“Pingtan Wenzhouruizhi”);

20.	Jiaxing Hongtong Venture Capital Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the Laws of the PRC with its unified social credit code being 91330402MA7GF15T8Q (“Jiaxing Hongtong”);

21.	Ningbo Yijing Enterprise Management Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330205MA7JC3H09J (“Ningbo Yijing”);

22.	Ningbo Hangjing Enterprise Management Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330205MA7HXY278M (“Ningbo Hangjing”);

23.	Ningbo Zhengjing Enterprise Management Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330205MA7GQY2K5F (“Ningbo Zhengjing”);

24.	Ningbo Lanjing Enterprise Management Partnership (L.P.), a limited partnership duly established and validly existing in accordance with the laws of the PRC with its unified social credit code being 91330205MA7JBM8Y6F (“Ningbo Lanjing”; together with Pingtan Wenzhouruihe, Huzhou Jingyun, Pingtan Wenzhouruizhi, Jiaxing Hongtong, Ningbo Yijing, Ningbo Hangjing and Ningbo Zhengjing, collectively, the “Series B Investors”; except for the Transferor and the Target Company, the other parties hereto are referred to collectively as the “Transferee”);

25.	I-Mab Biopharma (Hangzhou) Co., Ltd., a limited liability company duly incorporated and validly existing under the laws of the PRC with its unified social credit code being 91330100MA2GNANB49 (the “Target Company”).

Hereinafter, the above persons are referred to individually as a “Party” and collectively as the “Parties”.

Whereas:

1.	The Target Company is a limited liability company duly incorporated and validly existing in accordance with the laws of the PRC. As of the Execution Date of this Agreement, the registered capital of the Target Company as shown in the National Enterprise Credit Information Publicity System (the “Publicity System”) is USD 33,445,758. As of the Execution Date of this Agreement, the Transferor holds USD 13,500,000 of the registered capital of the Target Company (as shown in the Publicity System, the Transferor holds 40.3639% of the equity interest in the Target Company).

2.	The Transferor intends to transfer to the Transferee the equity interest in the Target Company held by it, representing USD 12,460,608 of the registered capital of the Target Company (which has been fully paid) (the “Target Equity Interest”), and The Transferee intends to accept the transfer of the Target Equity Interest pursuant to the terms and conditions of this Agreement (the “Transfer”).

3.	As of the Execution Date of this Agreement, the Target Company, the Series C Investors (as defined in the Series C Investment Agreement) and other relevant parties have entered into an Investment Agreement (the “Series C Investment Agreement”), pursuant to which Hangzhou Qiantang Heda Health Venture Capital Fund Partnership (L.P.) subscribes for the newly increased registered capital of USD 2,389,491 of the Target Company with the RMB equivalent of USD 19 million, Hangzhou Qiantang Chengfa Tech Service Co., Ltd. subscribes for the newly increased registered capital of USD 1,257,627 of the Target Company with the RMB equivalent of USD 10 million, Hangzhou Taikun Equity Investment Fund Partnership (Limited Partnership) subscribes for the newly increased registered capital of USD 2,515,253 of the Target Company with the RMB equivalent of USD 20 million, I-Mab (Nasdaq: IMAB, “I-Mab”) subscribes for the newly increased registered capital of USD 2,389,491 of the Target Company with USD 19 million, Ningbo HanHai Qianyuan Equity Investment Fund Partnership (Limited Partnership) subscribes for the newly increased registered capital of USD 53,132 of the Target Company with RMB 3 million, and Bruggemoon Limited subscribes for the newly increased registered capital of USD 251,525 of the Target Company with USD 2 million (collectively, the “Series C Capital Increase”). On the same day, the Target Company, the Transferee and the Series C Investors jointly entered into a Shareholders’ Agreement (the “Series C Shareholders’ Agreement”), which stipulates the rights and obligations of the then existing shareholders of the Target Company after the completion of the Transfer and the Series C Capital Increase. On the same day, I-Mab Bio-tech (Tianjin) Co., Ltd. (“I-Mab Tianjin”), the Target Company and I-Mab Biopharma Co., Ltd. (“I-Mab Shanghai”) entered into an Equity Transfer Agreement of I-Mab Biopharma Co., Ltd. (the “I-Mab Shanghai Equity Transfer Agreement”), pursuant to which I-Mab Tianjin shall transfer 100% of the equity interest in I-Mab Shanghai (representing RMB 2,569,791,000 of the registered capital) to the Target Company (the “I-Mab Shanghai Equity Transfer”). The closing under the Series C Investment Agreement shall take place immediately after the closing of the Transfer. The closing under the I-Mab Shanghai Equity Transfer Agreement will take place immediately after the closing of the Series C Investment Agreement. Upon completion of the Transfer, the shareholding structure of the Target Company is set forth in Appendix I hereto.

IN WITNESS THEREOF, the Parties agree to enter into this Agreement and have reached the following consensus upon equal and amicable negotiation.

1	The Transfer

(1)	The Parties agree that the Transferor will transfer to the Transferee the Target Equity Interest held by it and all the rights and obligations attached to the Target Equity Interest on the Closing Date (as defined below) agreed hereunder, and the Transferee agrees to accept the transfer of the Target Equity Interest as well as all the rights and obligations attached thereto. The details of the transfer of the equity interest to each Transferee are as follows:

Name of Transferee	Amount of registered capital held in the Target Company before the Transfer (USD)	Amount of Registered Capital of the Target Company to be Transferred (USD)	Equity Transfer Consideration (RMB)	Amount of Registered Capital of the Target Company to be Held after the Transfer (USD)
Fushi Investment	2,500,000	1,692,089	1	4,192,089
Qingsong Shenzhen	1,655,000	1,120,163	1	2,775,163
Qingsong Nanjing	845,000	571,926	1	1,416,926
Heda Investment	2,000,000	1,353,671	1	3,353,671
Ronghui Derun	1,000,000	676,835	1	1,676,835
Guochuang Junyao	700,000	473,785	1	1,173,785
Hanhai Qianyuan	700,000	473,785	1	1,173,785
Haibang Yigu	300,000	203,051	1	503,051
Shan Jialiang	300,000	203,051	1	503,051
Silk Road Fund	300,000	203,051	1	503,051
Weixuchen	200,000	135,367	1	335,367
Huatian Qiguan	125,000	84,604	1	209,604
Wang Xinfei	75,000	50,763	1	125,763
Hangzhou Yijing	3,000,000	2,030,507	1	5,030,507
Hangzhou Lanjing	1,500,000	1,015,253	1	2,515,253
Ningbo Lanjing	467,353	316,321	1	783,674
Pingtan Wenzhouruihe	589,159	398,764	1	987,923
Huzhou Jingyun	572,427	387,439	1	959,866
Pingtan Wenzhou Ruizhi	353,496	239,259	1	592,755
Jiaxing Hongtong	62,891	42,567	1	105,458
Ningbo Yijing	443,048	299,871	1	742,919
Ningbo Hangjing	489,002	330,974	1	819,976
Ningbo Zhengjing	232,718	157,512	1	390,230

(2)	After the Closing Date of the Transfer, the Transferee shall be entitled to the rights and assume the obligations in accordance with the Series C Shareholders’ Agreement with respect to the Target Equity Interest acquired pursuant to this Agreement (for the avoidance of doubt, the Target Equity Interest acquired from the Transferor by the Series A Investors shall be the Series A Equity, the Target Equity Interest acquired from the Transferor by the Series B Investors shall be the Series B Equity, and the Target Equity Interest acquired from the Transferor by the other Transferee shall be ordinary shares. The nature of the equity interests are set forth in Appendix I to the Series C Shareholders’ Agreement).

(3)	The Parties hereby acknowledge that the Consideration is fair and reasonable, and neither the Transferor nor the Transferee will raise any objection to the Consideration.

(4)	The Parties hereby acknowledge that, if the Target Company is deemed to have historical fraudulent capital contribution during the future process of IPO, the Parties shall cooperate with the Target Company to resolve such defect by converting profits or capital reserves into registered capital, decreasing registered capital or otherwise to ensure that the Qualified IPO of the Target Company will not be materially affected. In addition, the Target Company shall ensure that the shareholders' rights or other interests under the Transaction Documents will not be jeopardized in such process.

2	Condition Precedent to the Closing

The Target Company shall issue to the Transferee the register of shareholders after the completion of the Transfer (the “Closing”), subject to the fulfillment or joint waiver by the Transferor and the Transferee in writing of the following conditions (each a “Condition Precedent”) on or prior to the Closing Date:

(1)	This Agreement and other Series C Transaction Documents (as defined in the Series C Investment Agreement, the same below) shall have been duly executed and delivered by each relevant party, and this Agreement and such other Series C Transaction Documents shall have become effective and remain in full force and effect as of the Closing Date;

(2)	Each Party has obtained all necessary approvals and authorizations for the execution of this Agreement and other Series C Transaction Documents and the consummation of the transactions under this Agreement and other Series C Transaction Documents and other related matters (for the avoidance of doubt, the resolutions of the shareholders’ meeting of the Target Company shall have been signed by sufficient existing shareholders in accordance with the existing laws, the shareholders’ agreement and the Articles of Association of the Target Company effective before the execution of this Agreement, which approves this Transfer, the Series C Capital Increase and the execution of the Series C Transaction Documents, and expressly waives the lock-up obligation of the Transferor, expressly waives the potential repurchase obligation of the Transferor to the Transferee, and expressly waives the pre-emptive right, right of first refusal, co-sale right, full tag-along right (if any) in connection with the Transfer and the Series C Capital Increase and any other rights that may hinder such transactions);

(3)	All condition precedents set forth in Article 3.1 of the Series C Investment Agreement shall have been satisfied;

(4)	The Target Company has obtained all authorizations, approvals, consents, permits, confirmations or waivers (if required) from all third parties for the execution of this Agreement and completion of the Transfer.

3	CLOSING AND RELATED MATTERS

(1)	Closing Time. The Closing shall take place within ten (10) business days following the date on which all the condition precedents set forth in Article 2 have been satisfied or jointly waived by the Transferor and the Transferee in writing or other time limit as may be agreed by the Transferor and the Transferee.

(2)	Closing. The Parties agree that, the Transferee shall pay the Consideration to the Transferor by wire transfer to the bank accounts designated by the Transferor on the Closing Date (the date on which the Transferee pays the Consideration is referred to as the “Closing Date”). On the Closing Date and after payment of the Consideration by the Transferee to the Transferor, the Target Company shall issue the register of shareholders to each Transferee reflecting the shareholding structure of the Target Company after the completion of the Transfer.

(3)	After the Closing, unless otherwise provided in this Agreement or the applicable laws, I-Mab, the Transferor and their respective affiliates (as defined in the Series C Investment Agreement, the same below) shall not bear any obligations to the Transferee and the Target Company in connection with the Transfer, and the Transferee and the Target Company shall not, in any way, claim against the Transferor or its affiliates any liabilities arising from the Transfer or any other matters of this Agreement.

4	Termination and Equity Restoration

(1)	The Parties hereby acknowledge that the Transfer, the Series C Capital Increase and the I-Mab Shanghai Equity Transfer are a package deal.

(2)	If any other Series C Transaction Documents other than this Agreement is terminated prior to the Closing of the Transfer, this Agreement shall be terminated automatically.

(3)	If, after the Closing of the Transfer and before the closing of the transactions under the Series C Investment Agreement, the Series C Investment Agreement or the I-Mab Shanghai Equity Transfer Agreement is terminated, the Transfer under this Agreement shall be deemed to be void. The Transferee shall cooperate with the Target Company and the Transferor to undergo all the procedures in connection with the restore of the Transfer (if necessary) to the status before the Transfer.

(4)	Upon termination of this Agreement in accordance with the foregoing, the Parties shall no longer enjoy any rights or assume any obligations under this Agreement, except for the rights and obligations accrued from this Agreement prior to the termination. The Transferee further acknowledges that, after the completion of the transactions under this Agreement, the Transferee shall not claim any liability against the Transferor, I-Mab or their respective affiliates in any manner unless the Transferor fails to perform the obligations unequivocally set forth under this Agreement.

5	Expenses and Taxes

Each Party to this Agreement shall bear all costs incurred in connection with the preparation, negotiation, execution and performance of this Agreement and any taxes and statutory charges (if any) that shall be paid by such party in accordance with the laws, including the taxes and statutory charges (if any) payable as required by the applicable PRC laws and relevant regional and national laws outside the PRC . The Target Company shall provide necessary cooperation and assistance to the Transferor and the Transferee in their filing of tax returns and performance of tax obligations.

6	Undertakings and Obligations of the Transferor

(1)	The Transferor undertakes that it has independent and complete ownership and the right to dispose of the Target Equity Interest held by it in accordance with the laws and it has fully paid up the subscribed capital in accordance with the Company Law, the Articles of Association, the Shareholders’ Agreement and other agreements. There is no unpaid or fraudulent capital contribution or withdrawal of contributed capital, and the Transferor has the right to execute and perform this Agreement;

(2)	The Transferor undertakes that it shall cooperate with the Transferee and the Target Company to complete the change of registration with the relevant Administration for Market Regulation (including the changes in shareholders and the amendment to the Articles of Association), the relevant Municipal Commission of Commerce, and the relevant Administration of Foreign Exchange regarding the foreign exchange filings within two (2) months after the Closing.

7	Liability for Breach of Contract

If any Party is in breach of any terms or conditions contained in this Agreement (the “Breaching Party”), the other Parties (the “Non-Breaching Party”) may issue written notice to the Breaching Party notifying the Breaching Party of its breach and requiring the Breaching Party to remedy such breach within a specified reasonable period of time. If the Breaching Party fails to remedy such breach within the aforesaid time limit, the Non-Breaching Party may immediately terminate this Agreement by serving a written notice to the Breaching Party and the Non-Breaching Party shall be entitled to claim against the Breaching Party for all the losses and damages incurred by such breach.

8	Governing Law and Dispute Resolution

(1)	The execution, performance, amendment, termination and dispute resolution of this Agreement shall be governed by and construed in accordance with the laws of the PRC.

(2)	In the process of the interpretation and performance of this Agreement, any dispute arising from or in connection with the performance of this Agreement shall be settled through amicable negotiations among the Parties. If no settlement can be reached through negotiations within thirty (30) days after a Party’s delivery of a written notice requesting the commencement of such negotiations to the other Parties, then any Party may submit such dispute to China International Economic and Trade Arbitration Commission for arbitration in Hangzhou in accordance with its then effective rules. The arbitral award shall be final and binding upon the Parties and not appealable. The arbitration fees shall be borne by the losing party, unless otherwise determined by the arbitral award. When any dispute occurs and at the time of arbitration of any dispute, except for the matters under dispute, the Parties shall continue to exercise their respective other rights under this Agreement and perform their respective other obligations under this Agreement.

9	Miscellaneous

(1)	This Agreement shall be effective upon due execution by the Parties.

(2)	This Agreement may be amended or supplemented only by the agreement of the Parties and the Parties shall enter into a written amendment or supplementary agreement. This Agreement may be terminated upon the agreement of the Parties and the execution of a written termination agreement.

(3)	This Agreement may be executed and delivered (including by facsimile or electronic mail) in one or more counterparts, and executed separately by each of the Parties. Each counterpart shall be deemed to be an original with the same legal force and effect upon execution.

(4)	This Agreement is executed in twenty-seven (27) counterparts. Each of the Transferor and the Transferee shall hold one counterpart, the Target Company shall hold two counterparts, and the remaining shall be used to undergo the formalities of the change of registration with the relevant Administration for Market Regulation and other procedures in connection with the Transfer. All thirty-three counterparts shall have the same legal force and effect. If the relevant Administration for Market Regulation has other special requirements on an equity transfer agreement, the Parties shall cooperate to enter into an equity transfer agreement in compliance with such requirements. In the event of any conflicts between such transfer agreement and this Agreement, the provisions of this Agreement shall prevail.

(The remainder of this page is intentionally left blank)

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferor:

I-Mab Biopharma Hong Kong Limited

Director (Signature):

/s/ Raj Kannan

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Hangzhou Fushi Investment Management Partnership (L.P.)

(company seal)

Delegated Representative of the Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Shenzhen Qingsong Shengrui Investment Partnership (L.P.)

(company seal)

Delegated Representative of the Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Nanjing Qingsong Medical and Health Industry Investment Partnership (L.P.)

(company seal)

Delegated Representative of the Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Hangzhou Heda Bio-Pharmaceutical Venture Capital Partnership (L.P.)

(company seal)

Delegated Representative of the Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Xiamen Ronghui Derun Equity Investment Partnership (L.P.)

(company seal)

Delegated Representative of the Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Zhuzhou Guochuang Junyao Investment Partnership (L.P.)

(company seal)

Delegated Representative of the Managing Partner (Signature):

/s/ Zhu Ying

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Ningbo Hanhai Qianyuan Equity Investment Fund Partnership (L.P.)

(company seal)

Delegated Representative of the Managing Partner (Signature):

/s/ Wang Qiang

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Hangzhou Haibang Silicon Valley Capital Partnership (L.P.)

(company seal)

Delegated Representative of the Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Shan Jialiang

By:	/s/ Shan Jialiang

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Zhejiang Silk Road Industry Investment Fund Partnership (L.P.)

(company seal)

Delegated Representative of the Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Weixuchen (Shanghai) Venture Capital Incubator Co., Ltd.

(company seal)

Legal Representative (Signature):

/s/ Ma Shuangyu

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Tianjin Huatian Enterprise Management Consulting Partnership (L.P.)

(company seal)

Delegated Representative of the Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Wang Xinfei

By:	/s/ Wang Xinfei

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Hangzhou Yijing Biotechnology Partnership (L.P.)

(company seal)

Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Hangzhou Lanjing Biotechnology Partnership (L.P.)

(company seal)

Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Ningbo Lanjing Enterprise Management Partnership (L.P.)

(company seal)

Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Pingtan Wenzhouruihe Investment Partnership (L.P.)

(company seal)

Delegated Representative of the Managing Partner (Signature):

/s/ Wang Shuguang

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Huzhou Jingyun Equity Investment Partnership (L.P.)

(company seal)

Delegated Representative of the Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Pingtan Wenzhouruizhi Investment Partnership (L.P.)

(company seal)

Delegated Representative of the Managing Partner (Signature):

/s/ Wang Shuguang

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Jiaxing Hongtong Venture Capital Partnership (L.P.)

(company seal)

Delegated Representative of the Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Ningbo Yijing Enterprise Management Partnership (L.P.)

(company seal)

Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Ningbo Hangjing Enterprise Management Partnership (L.P.)

(company seal)

Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Transferee:

Ningbo Zhengjing Enterprise Management Partnership (L.P.)

(company seal)

Managing Partner (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

English Translation

(This page is the signature page to the Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.)

Target Company:

I-Mab Biopharma (Hangzhou) Co., Ltd.

(company seal)

Legal Representative (Signature):

/s/ Authorized Signatory

Signature Page to Equity Transfer Agreement of I-Mab Biopharma (Hangzhou) Co., Ltd.

Appendix I Shareholding Structure of the Target Company after the Closing of this Transfer and the Series C Capital Increase

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Appendix